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SUPPLEMENT TO PROSPECTUS DATED FEBRUARY 9, 1996

                               19,015,000 SHARES

                             THE SLED DOGS COMPANY

                                  COMMON STOCK


     This document (the "Second Supplement") is a supplement to the Prospectus, dated February 9, 1996 (the "Prospectus"), of The Sled Dogs Company (the "Company"), as such Prospectus has been supplemented by a Supplement, dated July 11, 1996 (the "First Supplement"), and updated by the incorporation therein of the Company's periodic reports filed pursuant to Section 13(a), 14 or 15(d) of the Exchange Act. This Second Supplement incorporates information contained in, and supersedes, the First Supplement. The Prospectus relates to up to 19,015,000 shares of common stock, par value $.01 per share (the "Shares"), of the Company that may be offered for sale for the account of certain shareholders of the Company. Capitalized terms not defined in this Second Supplement shall have the meanings indicated in the Prospectus.

     The Private Placement Warrants were exercisable at an exercise price of $.75 per share during a period commencing on July 17, 1996 and ending August 30, 1996. Upon the expiration of such period, the Private Placement Warrants are again exercisable for $1.00 per share. The Company received gross proceeds of $1,322,410 from the exercise of 1,763,213 of such warrants during that time period at an exercise price of $.75 per share. Such proceeds will be applied to working capital and other corporate purposes.

     The Company has entered into an agreement with the holders of Unit Purchase Options ("UPOs") amending the terms of such UPOs. Pursuant to the terms of such amendment, the UPOs are not exercisable with respect to an aggregate of one-half (400,000) of the Units underlying all of the outstanding UPOs until November 1, 1997 and the exercise price of the warrants underlying all of the UPOs shall be $.75 per share.

     Pursuant to a transfer of UPOs among the holders of such UPOs, Brian Coventry currently holds 75,000 UPOs and may sell up to 75,000 UPO Shares and 75,000 UPO Warrant Shares pursuant to the Registration Statement of which this Prospectus Supplement is a part. Jay Goldman now holds 345,000 UPOs and may sell up to 345,000 UPO Shares and 345,000 UPO Warrant Shares pursuant to such registration. GKN now holds 103,000 UPOs and may sell up to 103,000 UPO Shares and 103,000 UPO Warrant Shares pursuant to such registration.

     The Selling Shareholders may effect transactions by selling their securities directly to purchasers or to or through broker-dealers which may act as agents or principals. A substantial number of the Selling Shareholders hold their Shares in accounts at GKN and may, but are not required to, sell their Shares through GKN as agent or to GKN as principal. Like any other broker-

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dealer, GKN may receive compensation in the form of discounts, concessions, or commissions from the Selling Shareholder and/or the purchasers of the securities for whom GKN may act as agent or to whom they sell as principal, or both (which compensation might be in excess of customary commissions) and, in connection with the sale of the securities might be deemed to be an "underwriter" within the meaning of Section 2(11) of the Securities Act. Selling Shareholders and broker-dealers, including GKN, to the extent required by law, will be required to deliver a Prospectus in connection with the sale of Shares at the time of purchase to each purchaser.

               The date of this Supplement is October 4, 1996.



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